Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077
330-490-4000
www.diebold.com

July 9, 2013
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant

Re:     Diebold Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 15, 2013
File No. 001-04879
Gentlemen:
Diebold Incorporated, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 25, 2013 (the “Comment Letter”), with respect to the Company's financial statements and related disclosures with regard to our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) filed February 15, 2013.
Below are the Company's responses. For the convenience of the Staff, the Company has repeated each of the Staff's comments before the corresponding response.
Form 10-K for the Fiscal Year Ended December 31, 2012
Item 1. Business, page 3

1.
We note your response to prior comment 1 regarding your backlog disclosure required by Item 101(c)(1)(viii) of Regulation S-K. To the extent your backlog orders are material, the dollar amount should be disclosed. If you believe your backlog disclosure is not a meaningful indicator of your future business prospects, you may provide additional qualitative disclosure to explain to investors the basis of your belief. If you believe your backlog orders are immaterial, please provide us further quantitative information of your backlog. Otherwise, please confirm you will provide backlog disclosure in future filings.

Response:
The Company will provide product backlog disclosure in future filings as required under Item 101(c)(1)(viii) along with other qualitative factors for investors to consider such as those discussed in the Company's response to prior comment 1.

United States Securities and Exchange Commission
Division of Corporation Finance
July 9, 2013

Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
Consolidated Statements of Operations, page 41

2.
We note your response to prior comment 2 that you do not believe the penalty is indicative of the nature of your operations and there is no correlation between your current operations and the estimated penalty. However, as noted in your disclosure, the FCPA investigation relates to certain transactions and payments that are operational in nature and as a result, we believe the penalty related to this investigation should be classified as an operating expense. Please revise your Form 10-K to classify the estimated penalty related to this investigation as an operating expense.

Response:
The Company will revise the presentation in its next Form 10-K filed with the Commission to classify the expense related to the estimated FCPA penalty as selling and administrative expense instead of miscellaneous, net expense as it does not believe the classification is material. Additionally, any future penalties related to the FCPA investigation will be reported within selling and administrative expense in future filings.
***
In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 330-490-5545.
Sincerely,
/s/ Bradley C. Richardson
Bradley C. Richardson
Executive Vice President and
    Chief Financial Officer